SECU[illegible] 10026104 [illegible]SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equitas America, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38505 Country Club Drive, Suite 110
(No. and Street)

Farmington Hills	Michigan	48331
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Hemker (248) 848-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway	Roseville	Michigan	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brian B. Hemker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitas America, L.L.C., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

ANNIE CAROSELLI
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES May 8, 2016
ACTING IN COUNTY OF

2/25/10

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITAS AMERICA, L.L.C.

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

INDEPENDENT AUDITOR'S REPORT

To the Members of Equitas America, L.L.C.
Farmington Hills, Michigan

We have audited the accompanying balance sheets of Equitas America, L.L.C. as of December 31, 2009 and 2008 and the related statements of members' equity, operations, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equitas America, L.L.C. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 10 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 24, 2010

EQUITAS AMERICA, L.L.C.
BALANCE SHEETS
December 31, 2009 And 2008

ASSETS

	2009	2008
Cash	$ 214,035	$ 289,075
Securities owned at fair value (Note 3)	258,516	269,140
Accounts receivable:		
Brokers, dealers and clearing organizations	252,436	184,701
Deposits – clearing organizations	216,766	216,766
Amounts due from sales representatives	10,925	19,733
Other assets:		
Prepaid expenses	45,263	32,052
Deposits	6,524	6,524
Equipment (net of accumulated depreciation of $30,526 and $43,983)	7,501	7,991
	$ 1,011,966	$ 1,025,982

LIABILITIES AND MEMBERS' EQUITY

	2009	2008
Accounts payable:		
Commissions due sales representatives	$ 404,424	$ 319,388
Advances from sales representatives	107,013	104,608
Brokers, dealers and clearing organizations	9,750	-
Other	86,192	10,976
Accrued expenses	56,015	128,885
Total liabilities	663,394	563,857
Members' equity	348,572	462,125
	$ 1,011,966	$ 1,025,982

See accompanying notes.

EQUITAS AMERICA, L.L.C.
STATEMENTS OF MEMBERS' EQUITY
For The Years Ended December 31, 2009 And 2008

	Amount
Balance, December 31, 2007	$ 433,239
Net income for the year ended December 31, 2008	67,330
Distributions to members	(38,444)
Balance, December 31, 2008	462,125
Net loss for the year ended December 31, 2009	(79,888)
Distributions to members	(33,665)
Balance, December 31, 2009	$ 348,572

See accompanying notes.

EQUITAS AMERICA, L.L.C.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2009 And 2008

	2009	2008
Income:		
Commissions and fees	$ 4,818,568	$ 5,943,436
Trading gains	867,227	670,194
Interest income	17,154	10,223
Total revenue	5,702,949	6,623,853
Commissions and clearing charges:		
Commissions paid	4,713,164	5,512,905
Clearing charges	182,914	190,227
Total commissions and clearing charges	4,896,078	5,703,132
Gross profit from operations	806,871	920,721
Selling, general and administrative expenses	876,372	837,821
Income (loss) before contribution to Employee Benefit Plan	(69,501)	82,900
Contribution to Employee Benefit Plan (Note 7)	10,387	12,570
Income (loss) before provision for taxes	(79,888)	70,330
Provision for taxes:		
Federal income tax (Note 2)	-	-
Michigan Business tax	-	3,000
Total provision for taxes	-	3,000
Net income (loss)	$ (79,888)	$ 67,330

See accompanying notes.

EQUITAS AMERICA, L.L.C.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2009 And 2008

	2009	2008
Cash flows from operating activities:		
Fees and commissions received	$ 4,760,583	$ 6,045,524
Interest received	17,154	10,223
Trading gains	877,851	529,044
Commissions paid	(4,619,320)	(5,672,476)
Clearing charges	(182,914)	(190,227)
Other selling, general and administrative expenses paid	(884,661)	(809,129)
Deposit paid - Clearing organization	-	(2,048)
Michigan Business tax paid	-	(3,000)
Employee Benefit Plan payments	(9,361)	(12,570)
Net cash provided (used) by operating activities	(40,668)	(104,659)
Cash flows from investing activities:		
Purchases of equipment	(3,112)	(7,462)
Advances (to) from sales representatives – net	2,405	(5,414)
Net cash provided (used) by investing activities	(707)	(12,876)
Cash flows (used by) financing activities:		
Distributions to members	(33,665)	(38,444)
Net increase (decrease) in cash	(75,040)	(155,979)
Cash at beginning of year	289,075	445,054
Cash at end of year	214,035	289,075
Reconciliation of net income to net cash provided (used) by operating activities:		
Net income (loss)	$ (79,888)	$ 67,330
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	3,602	7,875
(Increase) decrease in:		
Securities owned	10,624	(141,150)
Accounts receivable	(58,927)	119,007
Deposits – Clearing Organization	-	(2,048)
Prepaid expenses	(13,211)	(1,004)
Increase (decrease) in:		
Accounts payable	170,002	(173,309)
Accrued expenses	(72,870)	18,640
Total adjustments	39,220	(171,989)
Net cash provided (used) by operating activities	$ (40,668)	$ (104,659)

See accompanying notes.

Note 1 - ORGANIZATION

Equitas America, L.L.C. provides investment services as a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA).

The Company's majority member, Equitas Patronage Partnership owns 85% of the Company and Equitas America Holding Company, Inc. owns 14% of the Company. Some of the partners and shareholders of these companies are also officers of Equitas America, L.L.C.

See Note 5 for transactions with member.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis.

Securities owned are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Equipment

Equipment is recorded at cost and depreciated over the estimated useful lives of the assets using straight-line and accelerated methods.

Federal Income Taxes

As a limited liability company, the members have elected to be treated by the Internal Revenue Service substantially as if it were a partnership. Under such provisions, the Company does not incur any Federal income tax liability. The members' respective share of taxable income or loss is reportable on their individual income tax returns.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB 740, *Accounting for Uncertainty in Income Taxes.* The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. As discussed above, Equitas America, L.L.C. is not subject to Federal income tax at the partnership level. Company management believes there are no material uncertainties in which tax positions taken would not be sustained upon examination.

Note 3 – FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned	$ 258,516	-	-	$ 258,516

Note 4 – ADVANCES FROM SALES REPRESENTATIVES

The advances from sales representatives represent amounts received from these representatives in connection with future trading activity and expenses.

Note 5 – TRANSACTIONS WITH MEMBER

Equitas America Holding Company provides various consulting services to the Company. For the years ended December 31, 2009 and 2008 consulting fees charged to the Company amounted to $ -0- and $36,000, respectively, and are included in Selling, General and Administrative Expenses in the attached Statement of Operations. The consulting fees for the year ended December 31, 2009 were waived by Equitas America Holding Company.

In addition, the Company leases furniture from Equitas America Holding Company, See Note 8.

Note 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2009, the Company's net capital was $230,881 and its required net capital was $100,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 2.87 to 1.

Note 7 – EMPLOYEES' BENEFIT PLAN

The Company maintains a defined contribution benefit plan, 401(k), covering all eligible employees of the Company. Under the provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company makes a non elective contribution equal to 3% of the Participant's compensation for the Plan year. For the years ended December 31, 2009 and 2008, the Company contributed $10,387 and $12,570, respectfully, to the Plan.

Note 8 – LEASE COMMITMENTS

The Company leases its facilities and furniture under operating leases. Future minimum lease payments outstanding at December 31, 2009 are as follows:

Year Ended December 31,	Amount
2010	48,000
2011	48,000
2012	4,000

The operating lease for the facilities includes an escalation clause that increases the minimum rental payment for increased lessor taxes and operating expenses.

For the years ended December 31, 2009 and 2008, the operating lease for the furniture provided by Equitas America Holding Company amounted to $ -0- and $8,400 respectively. For the year ended December 31, 2009, the lease costs for the furniture were waived by Equitas America Holding Company.

For the years ended December 31, 2009 and 2008, the total lease expense pursuant to the above operating leases amounted to $46,044 and $60,918, respectively, and is included in Selling, General, and Administrative Expense in the attached Statement of Income.

Note 9 – CONTINGENCIES

At December 31, 2009, the Company was involved in an arbitration proceeding with the Financial Industry Regulatory Authority (FINRA) regarding claims by individuals for investment decisions made on their behalf by registered representatives of the Company.

Subsequent to December 31, 2009, a former registered representative filed a claim against the Company for wrongful termination.

The disposition of these matters, in the opinion of management, will not have a material adverse effect on the Company's financial position.

SUPPORTING SCHEDULES

EQUITAS AMERICA, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

1.	Total ownership equity	$ 348,572
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	348,572
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	348,572
6.	Deduction and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	76,085
	B. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	272,487
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	41,606
10.	Net capital	230,881
13.	Net capital requirement	100,000
14	Excess net capital	$ 130,881

EQUITAS AMERICA, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate liabilities from balance sheet	$ 663,394
19.	Total aggregate indebtedness	$ 663,394
20.	Percentage of aggregate indebtedness to net capital	287%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Equitas America, L.L.C. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

EQUITAS AMERICA, L.L.C.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2009

Equitas America, L.L.C. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

EQUITAS AMERICA, L.L.C.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2009

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

EQUITAS AMERICA, L.L.C.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISION

FOR THE YEAR ENDED DECEMBER 31, 2009

with

REPORT OF CERTIFIED PUBLIC ACOUNTANTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066